EXHIBIT 11

                  MINNESOTA MINING AND MANUFACTURING COMPANY
                        AND CONSOLIDATED SUBSIDIARIES

               COMPUTATION OF PER-SHARE EARNINGS OF COMMON STOCK

Years ended December 31            1996         1995         1994

(Millions)
Income from
  continuing operations          $1,516       $1,306       $1,207

Discontinued operations,
  net of income taxes                10         (330)         115

Net income                       $1,526       $  976       $1,322

Primary earnings per share:

Continuing operations            $ 3.63       $ 3.11       $ 2.85

Discontinued operations             .02         (.79)         .28

Earnings per share               $ 3.65       $ 2.32       $ 3.13

Weighted average number of
common shares outstanding   418,212,732  419,823,549  422,955,241

Fully diluted earnings per share: (1)

Continuing operations            $ 3.55       $ 3.06       $ 2.83

Discontinued operations             .02         (.77)         .27

Earnings per share               $ 3.57       $ 2.29       $ 3.10

Weighted average number of
common shares outstanding   418,212,732  419,823,549  422,955,241

Common equivalent shares      9,769,962    6,749,060    3,706,298

Average number of common shares
outstanding and equivalents 427,982,694  426,572,609  426,661,539


Primary earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for each period. The calculation excludes the effect of common equivalent shares resulting from stock options using the treasury stock method as the effect would not be material.

Fully diluted earnings per share are computed based on the weighted average number of common shares and common equivalent shares outstanding for each period.

(1) This calculation is submitted in accordance with Regulation S-K item 601(b)(11), despite not being required by APB Opinion No.
15 because it results in dilution of less than 3 percent.